Exhibit 1.01
Conflict Minerals Report of Milacron Holdings Corp.
For the Year Ended December 31, 2018
Overview
Milacron Holdings Corp. (the “Company,” “Milacron,” “we,” or “our”) has filed this report in accordance with Rule 13p-1 (“Rule”) under the Securities Exchange Act of 1934, as amended Rule 13p-1 (“Report”). Rule 13p-1 was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements mandated by Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act of 2010. Rule 13p-1 imposes reporting obligations on public companies, including us, whose manufactured final products contain one or more conflict minerals that are necessary to the functionality or production of those products. For purposes of the Rule and the related disclosures, the term “Conflict Minerals” is defined to include cassiterite, columbite tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold and are referred to in this report as “3TG.”
Milacron is a leading industrial technology company serving the plastic processing and industrial fluids industries. 3TG is found in some of the parts used in our products and we have undertaken to investigate their origins. As described more fully below, we examined our products for the presence of 3TG and investigated the origins of the 3TG found to be present in identified items. Of note, none of the industrial fluids produced or sold by Milacron contain 3TG.
We have conducted a reasonable country of origin inquiry (“RCOI”), as described below, to determine whether any Conflict Minerals necessary to the functionality or production of our products originated in a “Covered Country” (defined as the Democratic Republic of Congo ("DRC") or an adjoining country).
Our inquiry began with a review of all of our suppliers. We first eliminated suppliers that do not, due to the nature of their products, utilize Conflict Minerals. We provided the remaining approximately 1,200 suppliers with a survey based on the Conflict Minerals Reporting Template (“CMRT”) developed by the Electronic Industry Citizenship Coalition (“EICC”), asking them, among other things, to disclose the origin of any Conflict Minerals used in their manufacturing processes and to identify the Conflict Mineral processing facilities within their supply chain.  We also asked them, if accurate, to represent that their Conflict Minerals did not originate from a Covered Country.  We reviewed surveys received for completeness and consistency of answers. Suppliers were required to provide corrections and clarifications where needed. We sent the survey three (3) times in an attempt to obtain answers from as many suppliers as possible.

While we believe our RCOI process was reasonably designed and performed in good faith, there are inherent limitations in the information provided to us by third parties, including the possibility of information being inaccurate, incomplete or falsified, despite our efforts to validate and confirm the information.

Based on the results of our RCOI, we have no reason to believe that Conflict Minerals necessary to the functionality or production of our products have originated in a Covered Country.  We will continue to actively engage suppliers who have not been able to provide us full sourcing information to ensure that we receive a response as soon as practicable.  Additionally, we have adopted a Conflict Minerals Policy and established a due diligence framework to identify warning signs indicating that Conflict Minerals may have originated in a Covered Country.

Our due diligence framework was designed to be consistent with the Organization for Economic Cooperation and Development (“OECD”) OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. The due diligence measures we performed are presented below according to the five (5) step framework established by the OECD.
Due Diligence Performed
Step 1. Establish Strong Company Management Systems
Conflict Minerals Policy (“Policy”) Milacron has adopted a Policy related to our sourcing of 3TG which is available to the public in the Investor Relations, Corporate Governance section of our website, www.milacron.com.
Internal Team Milacron has established a management process to support supply chain due diligence related to 3TG. Our management system includes a Conflict Mineral Steering Committee consisting of a cross-functional senior management team from supply chain, finance and legal.
Control Systems We relied on our direct suppliers to provide information on the origin of any 3TG contained in items that they supply to us, including any 3TG supplied to them from lower tier suppliers and the origin of the smelters involved in the refining of the material.

Step 2. Identify and Assess Risks in the Supply Chain.
Our supplier survey followed these steps:
1. Developed a relevant corporate supplier list. We looked for suppliers that might utilize Conflict Minerals by the nature of their products in the appropriate categories from multiple databases at Milacron’s businesses worldwide. The development of this list is expected to be further refined as part of due diligence in the next reporting period.
2. Provided these suppliers with a copy of the CMRT developed by the EICC, a widely used template for this type of inquiry, and instructed them to submit their response within the allotted time period. The CMRT was developed by the EICC to enable uniform disclosure and communication regarding the use of Conflict Minerals.
3. Three rounds of inquiries using the CMRT template were sent, in order to be diligent about obtaining responses from those suppliers who did not respond to the initial inquiry.
4. If the supplier had not responded after three queries, the situation was escalated to the commodity management team and reported to the Conflict Mineral Steering Committee.
5. For 2019, we are adding a query about Conflict Minerals to our initial supplier qualification form, in order to obtain useful information at a time when the supplier is most incentivized to provide that information.
Step 3. Design and Implement a Strategy to Respond to Identified Risks.
Our due diligence efforts to identify the sources of the Conflict Minerals in the metals provided by our suppliers are based on the information we solicited from such suppliers. In these instances, the information-gathering process reflects the suppliers’ own efforts to retrieve information from their smelters or other suppliers. We are relying on these suppliers to provide information regarding the origin of the Conflict Minerals that are included in our products. This process may result in inaccurate or incomplete information.
The responses were reviewed by the Company for completeness and consistency of answers. The Company requested suppliers to provide corrections and clarifications where needed. Senior management was briefed about our due diligence efforts and findings.
Step 4. Independent Third Party Audit
No audit is deemed necessary for calendar year 2018.
Step 5. Report Annually on Supply Chain Due Diligence
This Report constitutes our annual report on our 3TG due diligence and is available on our website investors.milacron.com/corporate-governance/governance-documents and is filed with the SEC.
Expected Future Actions
We have taken, and intend to take, the following steps to mitigate the risk that Conflict Minerals contained in our products could benefit armed groups in the DRC.

1.	Engage with suppliers and, as necessary, follow up to increase the response rate and improve the content of the supplier survey responses.

2.	Continue assessing and responding to supply chain risks.

Caution Concerning Forward Looking Statements

Certain statements in this report may be “forward looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “intend(s),” “expects,” “plans,” “believes,” “estimates,” “anticipates,” and similar expressions are used to identify these forward looking statements. Examples of forward looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward looking statement, except as required by federal securities laws.